Mail Stop 3561

August 29, 2008

W. Howard Lester
Chairman and Chief Executive Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

> **Re: Williams-Sonoma, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2008**
> **Filed April 3, 2008**
> **File No. 001-14077**

Dear Mr. Lester:

We have completed our review of your Form 10-K for the fiscal year ended February 3, 2008 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director